UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                           FTS Apparel, Inc. ("FLIP")
                          ----------------------------
                                (Name of Company)

                     Common Stock, $.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   30266R 10 6
                                 --------------
                                 (CUSIP Number)


                                 Scott Gallagher
            301 Oxford Valley Road, Suite 1202, Yardley, PA  19067
                                 (215) 369-9979
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                    11/12/02
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      30266R 10 6
         -------------------------

1        Name of Reporting Person

         Scott D. Gallagher


2        Check the Appropriate Box if a Member of a Group      a
                                                                 -------

                                                               b
                                                                 -------
3        SEC USE ONLY


4        Source of Funds *

         PF


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6        Citizenship or Place of Organization

         United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        Sole Voting Power:         4,302,451

8        Shared Voting Power:         -0-

9        Sole Dispositive Power:    4,302,451

10       Shared Dispositive Power:    -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person: 4,302,451

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13       Percent of Class Represented by Amount in Row (11):  28.45%

14       Type of Reporting Person *

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND COMPANY

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of FTS Apparel, Inc. (hereinafter the "Company"), whose principal place of business is located at 301 Oxford Valley Road, Suite 1202, Yardley, PA 19067

ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSON

          a.   Name - Scott D. Gallagher

          b.   Address -  301 Oxford Valley Road, Suite 1202, Yardley, PA  19067

          c. Occupation-- Mr. Gallagher is the Chairman of the Board and Chief Executive Officer of the Company located at the address above. Mr. Gallagher also serves as a managing partner of About-Face Communications, a private management consulting firm.

          d. During the past five years, Mr. Gallagher has not been convicted in any criminal proceeding.

          e. During the past five years, Mr. Gallagher has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

          f.   Mr. Gallagher is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     On November 12, 2002, November 22, 2002 and November 26, 2002 the Company issued an aggregate of 1,220,833 shares of the Company's Common Stock to Mr. Gallagher as compensation / in lieu of accrued salaries owed to Mr. Gallagher.


Item 4: PURPOSE OF TRANSACTION

     Mr. Gallagher acquired securities of the Company for purposes of investment and in connection with salaries owed to him as Chairman of the Board and Chief Executive Officer of the Company. Mr. Gallagher will evaluate opportunities to acquire additional securities of the Company and, where appropriate, add to his investment. Mr. Gallagher will continuously evaluate his holdings in the Company and make additional acquisitions or dispositions, in his discretion.

ITEM 5: INTEREST IN SECURITIES OF THE COMPANY


          a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 4,302,451 shares of Common Stock of the Company.

          b. The Reporting Person has the sole power to vote and dispose of 4,302,451 shares of common stock of the Company.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         N/A

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

None


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


/s/ Scott D. Gallagher                                Date:  November 26, 2002
----------------------                                       -----------------
Scott Gallagher